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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

August 28, 2014

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File No. 811-5371); Schedule 14A Proxy Statement Filed August 13, 2014

Dear Ms. White:

This letter responds to comments you provided to Nicholas DiLorenzo and me in a telephonic discussion on August 19, 2014 regarding the Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for Russell Investment Funds (“Registrant”) filed with the Securities and Exchange Commission (“SEC”) on August 13, 2014 (“Proxy Statement”). Summaries of the comments, and the Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Proxy Statement unless otherwise indicated.

1.	Comment:	Please file Tandy representations via EDGAR correspondence in connection with the response to these comments.

	Response:	The requested action will be taken.

2.	Comment:	In the “QUESTIONS AND ANSWERS” section of the Proxy Statement, please clarify why the Registrant is requesting shareholder approval of two investment advisory agreements for each Fund.

August 28, 2014 Page 2

	Response:	In response to this comment, the Registrant has restructured the disclosure describing Proposal 2 in the “QUESTIONS AND ANSWERS” section of the Proxy Statement to more prominently explain that the New Agreement is being proposed separately from the Post-Transaction Agreement for each Fund in order to allow shareholders to consider the changes to the Fund’s investment advisory agreement separate and apart from the continued engagement of RIMCo as investment adviser following the Transaction.

3.	Comment:	In the “QUESTIONS AND ANSWERS” section of the Proxy Statement, please revise the second sentence of the response to the question “How will the Transaction affect the Fund(s) in which I invest?” to state that the Transaction will not have any impact (rather than that it is not expected to have any impact) on RIMCo’s investment philosophy, management approach or how RIMCo manages each Fund.

	Response:	At this time, the Registrant does not expect the Transaction to have any impact on RIMCo’s investment philosophy, management approach or how RIMCo manages each Fund. Nonetheless, RIMCo does not believe that it can provide assurances as to the future impact of the Transaction on RIMCo. As such, the Registrant respectfully declines to make the requested change.

4.	Comment:	In the “QUESTIONS AND ANSWERS” section of the Proxy Statement, clarify the meaning of the terms “discretionary” and “non-discretionary” the first time those terms are used in reference to the investment management services provided by money managers. To the extent accurate, clarify that the Funds are currently managed by discretionary money managers but that RIMCo may make greater use of non-discretionary money manager services in the future.

	Response:	The requested change has been made.

August 28, 2014 Page 3

5.	Comment:	The staff of the SEC (the “SEC Staff”) notes that, under the heading “The Transaction” under Proposal 1, the Registrant discloses that the Transaction is subject to “regulatory approvals.” Please confirm supplementally from which U.S. and/or foreign government agencies approval is being sought for Transaction.

	Response:	Consent or approval is required from the following government agencies in connection with the Transaction: Monetary Authority of Singapore, Ontario Securities Commission, Cayman Islands Monetary Authority, Dubai Financial Services Authority, Authorité des Marché Financiers (France), Central Bank of Ireland, Financial Conduct Authority (UK), Financial Industry Regulatory Authority and Washington State Department of Financial Institutions.

6.	Comment:	Under the heading “Information Concerning LSEG” under Proposal 1, the Registrant discloses that “LSEG offers international businesses and investors unrivalled access to Europe’s capital markets” (emphasis added). Please consider using a term other than “unrivalled” (e.g., extensive), as a proxy statement is not intended to be a marketing communication.

	Response:	The Registrant notes that such disclosure is consistent with disclosure included in the LSEG prospectus relating to the rights issue being made in connection with LSEG’s acquisition of FRC. Such disclosure was put through a formal verification process by LSEG working with external counsel to validate with supporting data. LSEG and the Registrant believe it is appropriate for the description of LSEG in the prospectus and Proxy Statement to be consistent. As such, the Registrant respectfully declines to make the requested change.

7.	Comment:	Please consider relocating the description of FTSE closer to the statement that LSEG is a member of the FTSE 100 index in the section titled “Information Concerning LSEG” under Proposal 1.

August 28, 2014 Page 4

	Response:	The Registrant notes that LSEG, in addition to being a member of the FTSE 100 index, currently owns FTSE. The Registrant further notes that the description of FTSE in the Proxy Statement is not intended to provide further information about LSEG’s membership in the FTSE 100 index but instead a description of one component of LSEG’s business operations. Accordingly, the Registrant respectfully declines to make the requested change. However, the Registrant has revised the existing disclosure to clarify that FTSE is currently owned by LSEG.

8.	Comment:	The SEC Staff notes that certain terms contained in the discussion under the heading “Factors Considered by the Trustees and their Recommendation” are defined by reference to Exhibit G. Please relocate the definition for each such term from Exhibit G to the Proxy Statement.

	Response:	The requested change has been made.

9.	Comment:	In paragraph (16) under the heading “Factors Considered by the Trustees and their Recommendation” under Proposal 1, please provide examples of activities that might be deemed to impose an unfair burden on the Funds. Please also confirm supplementally whether use of the two-year period is based on Section 15(a)(2) of the Investment Company Act of 1940.

	Response:	Because LSEG has agreed to use reasonable efforts not to engage in activities that would impose an “unfair burden” on the Funds within the meaning of Section 15(f) of the Investment Company Act of 1940, the Registrant does not believe it is necessary or relevant to shareholders to specify the types of activities in which it will not engage. The use of the two-year period is based on Section 15(f)(2)(B) of the Investment Company Act of 1940.

August 28, 2014 Page 5

10.	Comment:	The SEC Staff notes that the discussion contained under the heading “Terms of the Existing and Post-Transaction Agreements” under Proposal 1 is qualified by reference to the representative form of agreement attached as an exhibit. Please confirm supplementally that all significant information is included in the Proxy Statement rather than the exhibits.

	Response:	The Registrant confirms that all significant information is included in the Proxy Statement rather than the exhibits.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

cc:	John V. O’Hanlon
Mary Beth Rhoden Albaneze

August 28, 2014 Page 6

Russell Investment Funds

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

August 28, 2014

VIA EDGAR CORRESPONDENCE

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Funds (SEC File No. 811-5371); Schedule 14A Proxy Statement Filed August 13, 2014

Dear Ms. White:

In connection with your recent review of the Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 for Russell Investment Funds (the “Registrant”) filed with the (“SEC”) on August 13, 2014 (“Proxy Statement”), the undersigned hereby acknowledges on behalf of the Registrant that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Proxy Statement;

•	Comments of the staff of the SEC (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing made; and

•	the Registrant may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Registrant.

August 28, 2014 Page 7

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary
Russell Investment Funds